

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 28, 2016

<u>Via E-Mail</u>
Mr. Michael Mo
President and Chief Executive Officer
KT High-Tech Marketing, Inc.
14440 Big Basin Way #12
Saratoga, CA 95070

> **Re: KT High-Tech Marketing, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 23, 2016**
> **File No. 0-55564**

Dear Mr. Mo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ John Cash

                              John Cash
                              Accounting Branch Chief
                              Office of Manufacturing and Construction